Provident Energy Trust to Acquire Capitol Energy for $508 million
Acquisition of major oil pool with substantial future growth profile

News Release 07-07
May 3, 2007

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) has reached an agreement with Capitol Energy Resources Ltd. (Capitol) (TSX-CPX) whereby Provident will make an offer to acquire all the outstanding shares of Capitol for cash consideration of $467 million (or $8.16 per share). Provident will also assume Capitol’s net debt of approximately $41 million, for a total transaction value of $508 million. The Board of Directors of Capitol has unanimously agreed to support and tender their shares to the offer, which represents a 6.5 percent premium over Capitol’s 20-day average trading price, or a 10 percent premium over the 30-day average. The acquisition is accretive on all key per-unit financial and operational measures, including cash flow, reserves, production and net asset value.

The agreement provides that Capitol will pay Provident a non-completion fee of $15.25 million in certain circumstances. The agreement includes customary non-solicitation covenants and Capitol has reserved the right to respond to superior proposals, which Provident has the right to match. Capitol’s Board of Directors has received two fairness opinions, and has unanimously resolved to recommend that all Capitol shareholders tender their common shares in accordance with Provident’s offer. In connection with the offer, all of the directors and officers of Capitol have entered into lock-up agreements with Provident pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing approximately 14.5 percent of the issued and outstanding common shares of Capitol calculated on a fully-diluted basis.

Capitol’s principal asset is an exceptional long-life resource play at Dixonville, Alberta, that materially enhances Provident’s oil and gas production business. Given its production growth profile, Dixonville is expected to become the largest operating area in the Trust’s upstream portfolio.

“The Capitol acquisition represents another significant step in our multi-year effort to transform Provident into a continental, integrated energy business,” said Provident President and Chief Executive Officer, Tom Buchanan. “Capitol has the best asset base of the numerous opportunities we have assessed since our Rainbow acquisition in mid-2006. We are creating near-term accretion and material long-term value for unitholders. Today Provident Energy has three distinct, high quality energy businesses, each with size, scope and growth prospects.”

Monty Bowers, President and Chief Executive Officer of Capitol, said, “Dixonville has been an exciting asset for us. Exploration success on this scale is rare, and we take pride in the achievement. As we have moved Dixonville from an exploration opportunity to a low-risk resource play, it is ideally suited for Provident to develop it as a long-life, low-decline asset.”

Strategic Rationale

Provident attributes approximately 90 percent of the value of Capitol’s assets to the Montney “C” pool, located at Dixonville in northwest Alberta. This pool contains original oil in place of 263 million barrels of 30 degree API oil, representing one of the largest conventional oil pool discoveries in Western Canada in recent years. The pool is focused, well-delineated, and homogeneous. The field is being developed using horizontal wells and will be exploited using waterflood technology. All of the production is operated with 100 percent working interest.

In Capitol’s year-end 2006 evaluation, independent reserves evaluator McDaniel & Associates identified proved plus probable reserves of 30 million barrels of oil equivalent (boe), which increases Provident’s Canadian proved plus probable reserves base by 40 percent. McDaniel’s proved plus probable plus possible (3P) reserves figure was 57.1 million barrels, demonstrating the pool’s outstanding potential for reserves growth through waterflood implementation. Provident’s internal risked 3P reserves estimate is 38.7 million boe. At current reserves and production estimates, Provident calculates the proved plus probable reserves life index (RLI) to be 16.5 years, increasing Provident’s consolidated RLI by 10 percent to 13.6 years.

There is considerable upside potential in the acquired property. McDaniel’s proved plus probable reserves estimate is based on a recovery factor of 11 percent. However, a 15 percent recovery factor is expected with a combination of primary and secondary waterflood recovery, which yields Provident’s internal reserves estimate of 38.7 million boe. Further waterflood simulations indicate recoveries of 20 percent or greater are possible. There is also the geological potential for future tertiary recovery using carbon dioxide.

The production profile for Dixonville is expected to increase materially for the next three years, in contrast to mature conventional Western Canadian Sedimentary Basin reserves. Provident estimates Capitol’s current production of 4,400 barrels of oil equivalent per day (boed) will grow with capital investment, to reach an average of 4,800 boed for the remainder of 2007, 6,000 boed in 2008 and 7,000 boed in 2009. Production is approximately 75 percent crude oil. To achieve that peak production, estimated capital is required of $34 million in the latter half of 2007, $48 million in 2008 and $40 million in 2009. Capital requirements then drop sharply in subsequent years as minimal maintenance capital is required for the remaining life of the pool. The development plan for the Dixonville pool features a multi-year drilling inventory of over 120 identified horizontal well locations designed to optimize pool recovery.

Financial and Operational Accretion

The acquisition is accretive on key metrics, using the base case of an 11 percent recovery factor:

•	expected cash flow per unit increases four percent in 2008 and 10 percent in 2009;

•	proved plus probable reserves per unit increase three percent;

•	expected production per unit increases four percent in 2008 and 10 percent in 2009;

•	consolidated per-barrel netbacks increase three percent in 2007 and seven percent in 2008; and

•	consolidated per-barrel operating costs decrease five percent in 2007 and over 11 percent in 2008, based on operating costs below $5.00 at Dixonville.

The Dixonville pool is an excellent low-risk resource play well-suited to a trust. The total purchase price of $508 million includes $498 million for the reserves, and $10 million for land and seismic. The per-flowing-barrel cost of approximately $103,750 is based on estimated production for the remainder of 2007, and is expected to drop to approximately $71,000 per flowing barrel based on the 2009 production estimate. The proved plus probable per-barrel reserves price is $16.60, or $12.87 per boe based on Provident’s internal reserves estimate. The purchase price reflects the quality and growth potential of the assets. Similar to the 2006 Rainbow natural gas asset acquisition, Capitol offers the type of long-life, predictable assets with upside potential that Provident seeks for its upstream portfolio. Provident believes that Dixonville will be an exceptional legacy asset for the Trust.

To stay consistent with Provident’s hedging strategy and to protect acquisition economics, Provident plans to implement hedges on 70 percent of Dixonville production for the first 12 months, 50 percent for the next 12 months, and 25 percent for the following 12 months. Provident uses instruments that allow for participation in a rising commodity price environment.

Acquisition Structure and Financing

The transaction will be conditional on two-thirds of Capitol shareholders tendering to the offer, as well as on regulatory approvals and other typical conditions for this type of transaction. Full details of the Provident offer will be included in a take-over bid circular and related documents that will be filed with securities regulators and mailed to Capitol shareholders.

The proposed acquisition will be financed through an offering of subscription receipts of approximately $325 million and existing credit facilities. Pro forma debt levels are comfortably supported by Provident’s mix of upstream and midstream assets, based upon forecast prices. National Bank Financial Inc. acted as financial advisor to Provident on this transaction.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com